AUDITORS' CONSENT

We have read the information circular dated March 13, 2009 with respect to a proposed arrangement involving Zi Corporation, Nuance Acquisition ULC and Nuance Communications, Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned information circular of our reports to the Board of Directors and Shareholders of Zi Corporation on the consolidated balance sheet of Zi Corporation as at December 31, 2006 and the consolidated statements of loss and shareholders’ equity and cash flows for the year then ended. Our report is dated March 29, 2007, except for Notes 13 and 20 which are as of June 15, 2007.

 /s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada
March 13, 2009